UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2011

Commission File Number 000-25383

Infosys Limited
(Exact name of Registrant as specified in its charter)

Not Applicable.
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ☐

TABLE OF CONTENTS

APPROVAL OF MEMBERS FOR INFOSYS 2011 RSU PLAN SIGNATURES

APPROVAL OF MEMBERS FOR INFOSYS 2011 RSU PLAN

Infosys Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), hereby files with the United States Securities and Exchange Commission this Report on Form 6-K containing certain information regarding the announcement of results of the Postal Ballot for seeking the approval of members to implement the 2011 RSU Plan (the “2011 RSU Plan”) and to grant restricted stock units thereunder to Eligible Employees (as defined in the 2011 RSU Plan) of the Company and its subsidiaries. This Report on Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

Mr. Parameshwar Hegde, a Practicing Company Secretary was appointed by the Board of Directors as the Scrutinizer of the voting process. The Company announced the results of the Postal Ballot on October 17, 2011.

Brief Description of the matter put to vote	For	Against
Ordinary Resolution to revoke the resolution passed by the shareholders at the Annual General Meeting held on June12, 2004.	305,194,603	11,032,617
Special Resolution to implement the 2011 RSU Plan and to grant restricted stock units thereunder to “Eligible Employees” of the Company	246,270,395	70,001,046
Special Resolution to grant restricted stock units pursuant to the 2011 RSU Plan to “Eligible Employees” of the Company’s subsidiaries.	246,494,654	69,711,121

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ S. D. Shibulal

Date: October 18, 2011	S. D. Shibulal Chief Executive Officer